7500 EAST COLUMBIA STREET • EVANSVILLE, INDIANA 47715 • (812) 867-6471

June 21, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Keira Nakada
Rufus Decker
Office of Trade & Services

Re:	Shoe Carnival, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2022
Filed March 25, 2022
Comment Letter dated June 14, 2022
File No. 000-21360

Ladies and Gentlemen:

Shoe Carnival, Inc. (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated June 14, 2022 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for the Fiscal Year Ended January 29, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2021 Compared to Fiscal 2020, page 31

1.
Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. In this regard, you attribute the increase in net sales to an increase in units sold and an increase in the average transaction price. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings with the Commission, to the extent the Company’s income statement presents material changes from period to period in its net sales, it will quantify the factors cited to which material changes are attributed, pursuant to the guidance included in Item 303(b) of Regulation S-K. Using the Form 10-K reviewed as a guide, such disclosure in future filings would read as follows:

“Net sales in fiscal 2021 were also favorably impacted by a 19% increase in average transaction price and a 14% increase in units sold compared to fiscal 2020, with store traffic slightly above the pre-pandemic levels experienced in fiscal 2019.”

Should you have additional questions regarding the above, please contact Kerry Jackson at (812) 867-4037 or via e-mail at kjackson@scvl.com.

Sincerely,

/s/ W. Kerry Jackson

W. Kerry Jackson

Chief Financial Officer